Filed by Hughes Electronics Corporation

Subject Company – Hughes Electronics Corporation

and General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 0-26035

[LOGO] HUGHES

Media Contact: Bob Marsocci (310) 662-9986
Investor Relations: (310) 662-9688

HUGHES REPORTS FIRST QUARTER 2003 RESULTS; INCREASES FULL-YEAR HUGHES

AND DIRECTV U.S REVENUE, EBITDA AND OPERATING PROFIT GUIDANCE

DUE TO STRONG DIRECTV U.S. FINANCIAL PERFORMANCE

DIRECTV U.S. Revenues Increase over 16% to $1.71 Billion;

DIRECTV U.S. EBITDA More than Doubles to Record $230 Million and

Operating Profit Increases to $106 Million;

DIRECTV U.S. Attains Higher than Expected Net New Owned and Operated

Subscriber Additions of 275,000; Increases Full Year Guidance

El Segundo, Calif., April 14, 2003 — Hughes Electronics Corporation (“HUGHES”), a world-leading provider of digital television entertainment, broadband satellite networks and services, and global video and data broadcasting, today reported that first quarter 2003 revenues increased 10.0% to $2,227.3 million, compared with $2,024.8 million in the first quarter of 2002. EBITDA1 for the quarter was $305.0 million and EBITDA margin1 was 13.7%, compared with the first quarter of 2002 EBITDA of $164.5 million and EBITDA margin of 8.1%. Operating profit for the first quarter of 2003 was $41.9 million compared with an operating loss of $87.7 million in the first quarter of 2002.

“An outstanding first quarter performance by DIRECTV U.S. drove HUGHES’ strong first quarter revenue and EBITDA growth,” said Jack A. Shaw, HUGHES’ president and chief executive officer. “The DIRECTV U.S. performance is a direct result of our profitable growth strategy that focuses on attracting long-term, high quality subscribers who provide us with exceptional financial returns.”

Shaw added, “DIRECTV U.S.’ better-than-expected quarterly performance for both subscribers and average monthly revenue per subscriber drove revenues up by over 16% to more than $1.7 billion. In addition, DIRECTV U.S.’ EBITDA more than doubled in the quarter to $230 million — an all-time record — as a result of the strong revenue growth along with a sharp increase in operating margins due in part to our ongoing efforts to improve our cost structure.” Shaw continued, “Also contributing to DIRECTV U.S.’ strong financial performance was a monthly customer churn rate of only 1.5% during the quarter, representing the lowest level attained in a first quarter in four years.”

Shaw finished, “The first quarter was very significant for HUGHES in many ways. First, due to strong operating results across the company, HUGHES reached an important milestone in the first quarter: operating profit of nearly $42 million — the first time we have generated operating profit in a quarter in over four years. Next, because of DIRECTV U.S.’ strong performance in the first quarter, we are increasing HUGHES’ and DIRECTV U.S.’ full year 2003 guidance for both revenue and EBITDA, and we are also raising our DIRECTV U.S. full year subscriber guidance. In addition, last week, GM and HUGHES announced their intentions to split-off HUGHES into an asset-based security that will be 34% owned by News Corp. The combination of HUGHES’ improving outlook along with the planned News Corp. transaction will provide GMH shareholders with considerable potential for value creation.”

Also impacting the EBITDA comparison were several one-time items in the first quarter of 2002. HUGHES recorded a $95 million one-time gain in last year’s first quarter based on the favorable resolution of a lawsuit filed against the U.S. government on March 22, 1991. The lawsuit was based upon the National Aeronautics and Space Administration’s (“NASA”) breach of contract to launch ten satellites on the Space Shuttle. Also impacting the 2002 first quarter was a charge of $83 million to provide for losses associated with a contractual dispute with General Electric Capital Corporation (“GECC”). Of this amount, $56 million was recorded as a charge to “Selling, general and administrative expenses,” and the remaining $27 million was recorded as “Interest expense” (see the Direct-To-Home Broadcast segment for more details). In addition, DIRECTV Latin America (“DLA”) recognized an EBITDA loss of approximately $32 million in the first quarter of 2002 due to the devaluation of the Argentinean peso.

***HUGHES believes EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. HUGHES management uses EBITDA to evaluate the operating performance of HUGHES and its business segments, as a measure of performance for incentive compensation purposes, and for other purposes discussed in footnote 1, below. HUGHES reconciles this non-GAAP measure to operating profit in the schedule below titled Non-GAAP Financial Reconciliation Schedule.***

Operating profit for the first quarter of 2003 improved to $41.9 million compared with an operating loss of $87.7 million in the first quarter of 2002 primarily due to the DIRECTV U.S. operational improvements and the first quarter 2002 items that impacted EBITDA discussed above.

HUGHES had a first quarter 2003 net loss of $50.9 million compared to a net loss of $837.7 million in the same period of 2002. The improvement was primarily due to a first quarter 2002 charge associated with HUGHES’ adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” As a result of the completion of the required transitional impairment tests, HUGHES wrote-down $557 million of goodwill related to DIRECTV Latin America, $108 million of goodwill related to DIRECTV Broadband, Inc (“DIRECTV Broadband”) and $16 million of goodwill associated with a Hughes Network Systems (“HNS”) equity investment in the first quarter of 2002. In accordance with SFAS No. 142, these charges were recorded as “Cumulative effect of accounting change, net of taxes.” Also impacting the quarter was the improved operating profit, a lower income tax benefit in the first quarter of 2003 due primarily to the lower pre-tax loss, and a $29 million charge in the first quarter of 2002 related to a loan guarantee for an HNS affiliate in India. In addition, DIRECTV Broadband, now accounted for as a discontinued operation, had lower net losses in the first quarter of 2003 due to its shutdown on February 28, 2003.

SEGMENT FINANCIAL REVIEW: FIRST QUARTER 2003

Direct-To-Home Broadcast

First quarter 2003 revenues for the segment increased 13.3% to $1,847.9 million from $1,630.4 million in the first quarter of 2002. The segment had EBITDA of $211.3 million compared with negative EBITDA of $20.9 million in the first quarter of 2002. Operating profit for the segment was $38.3 million in the first quarter of 2003 compared to an operating loss of $164.0 million in the same period of 2002. Included in the segment’s 2002 EBITDA and operating loss is a charge of $56 million to provide for losses related to a contractual dispute with GECC associated with an agreement consummated in July

1995 whereby GECC agreed to establish and manage a credit program for consumers who purchased DIRECTV® programming and related hardware.

Also, on February 28, 2003, HUGHES completed the shutdown of the DIRECTV DSLTM service. DIRECTV Broadband is now accounted for as a discontinued operation in the consolidated financial statements and its revenues, operating costs and expenses, and non-operating results are no longer included in the Direct-To-Home Broadcast segment for the periods presented.

United States2: Excluding subscribers in the National Rural Telecommunications Cooperative (“NRTC”) territories, DIRECTV added 701,000 gross subscribers and, after accounting for churn, 275,000 net subscribers in the quarter. DIRECTV owned and operated subscribers totaled 9.77 million as of March 31, 2003, 11% more than the 8.79 million cumulative subscribers as of March 31, 2002. For the first quarter of 2003, the total number of subscribers in NRTC territories fell by 30,000, reducing the total number of NRTC subscribers as of March 31, 2003, to 1.65 million. As a result, the DIRECTV platform ended the quarter with 11.42 million total subscribers.

DIRECTV reported quarterly revenues of $1,708.1 million, an increase of over 16% from last year’s first quarter revenues of $1,465.8 million. The increase was primarily due to continued strong subscriber growth as well as increased average monthly revenue per subscriber (“ARPU”). ARPU increased $2.40 to $59.10 in the quarter primarily due to increased customer purchases of local channel and premium programming packages, as well as additional fees from the increased number of customers that have multiple set-top receivers.

EBITDA for the first quarter of 2003 more than doubled to a record $230.4 million compared to EBITDA of $93.7 million in last year’s first quarter. This increase was due to the additional gross profit gained from DIRECTV’s increased revenue, an improved mix of higher-margin revenues primarily related to increased sales of local channel packages and fees from customers that have multiple set-top receivers, and the favorable impact resulting from continued cost reductions.

Operating profit in the quarter increased to $106.0 million compared to an operating profit of $8.6 million in the first quarter of 2002. The improved operating profit was primarily due to the reasons discussed above for the change in EBITDA partially offset by increased depreciation and amortization related to the launch of DIRECTV 5 in May of 2002, and additional infrastructure expenditures made during the last year.

Latin America: On March 18, 2003 DIRECTV Latin America, LLC announced that in order to aggressively address the company’s financial and operational challenges, it had filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The filing applies only to DIRECTV Latin America, LLC, a U.S. company, and does not include any of its operating companies in Latin America and the Caribbean. DIRECTV Latin America, LLC and its operating companies are continuing regular operations.

The DIRECTV service in Latin America lost 54,000 net subscribers in the first quarter of 2003 primarily due to the economic turmoil following the general strike in Venezuela. The total number of DIRECTV subscribers in Latin America as of March 31, 2003, was approximately 1,528,000 compared to about 1,642,000 as of March 31, 2002, representing a decline of approximately 7%.

Revenues for DIRECTV Latin America declined to $140 million in the quarter from $165 million in the first quarter of 2002 mostly due to the devaluation of the Venezuelan and Brazilian currencies over the last year, as well as the lower average number of subscribers.

DIRECTV Latin America recorded negative EBITDA of $22 million in the quarter compared to negative EBITDA of $61 million in the same period of 2002. The lower EBITDA loss was primarily due to the $32 million loss related to the devaluation of the Argentinean peso in 2002 and aggressive cost cutting over the past year, partially offset by the lower gross profit related to the lower revenues.

Operating loss in the quarter was $71 million compared to operating loss of $119 million in the first quarter of 2002. The lower operating loss was due to the reasons discussed above for the change in EBITDA and decreased depreciation expense.

Satellite Services

PanAmSat Corporation (“PanAmSat”), which is approximately 81%-owned by HUGHES, generated first quarter 2003 revenues of $199.8 million compared with $207.1 million in the same period of the prior year. The decrease was primarily due to a termination fee received in 2002 associated with one of the company’s video customers and lower occasional-use revenues during the first quarter of 2003. These declines were partially offset by increased network services revenue and PanAmSat’s new G2 Satellite Solutions division, which was formed after the acquisition of Hughes Global Services on March 7, 2003.

EBITDA for the quarter was $148.6 million and EBITDA margin was 74.4%, compared with first quarter 2002 EBITDA of $151.1 million and EBITDA margin of 73.0%. The EBITDA margin improvement was principally due to the company’s continued focus on operational efficiencies and lower bad debt expense partially offset by the termination fee received in 2002. The decrease in EBITDA was primarily due to the termination fee received in 2002. Also impacting the change in EBITDA and EBITDA margin were several significant items recorded in the first quarter of 2002 including a $40 million gain in relation to the settlement of the PAS-7 insurance claim, net facilities restructuring and severance charges of $13 million, and a $19 million loss on the conversion of sales-type leases to operating leases.

PanAmSat generated operating profit of $76.3 million in the first quarter of 2003 compared with operating profit of $57.1 million in the same period of 2002. The improved operating profit was due to reduced satellite depreciation expense which was partially offset by the EBITDA changes discussed above.

As of March 31, 2003, PanAmSat had contracts for satellite services representing future payments (backlog) of approximately $5.46 billion compared to approximately $5.55 billion at the end of the fourth quarter of 2002.

Network Systems

HNS generated first quarter 2003 revenues of $247.4 million compared with $242.8 million in the first quarter of 2002. The increase was principally due to higher sales of DIRECTV® receiver systems and revenues from the larger DIRECWAY residential and small office/home office (“SOHO”)

subscriber base, partially offset by lower sales in the carrier segment due to the substantial completion of the Thuraya Satellite Telecommunications Company and Inmarsat Ltd. contracts. HNS shipped 629,000 DIRECTV receiver systems in the first quarter of 2003 compared to 430,000 units in the same period last year. Additionally, as of March 31, 2003, DIRECWAY had approximately 152,000 subscribers in North America compared to 111,000 one year ago, an increase of approximately 37%.

HNS reported negative EBITDA of $22.2 million compared to negative EBITDA of $30.5 million in the first quarter of 2002. Operating loss in the quarter was $39.8 million compared to an operating loss of $48.5 million in the first quarter of 2002. The improvement in EBITDA and operating loss was primarily attributable to a lower loss in the Consumer DIRECWAY business due to improved efficiencies associated with the larger subscriber base and a $6 million charge related to headcount reductions recorded in 2002.

BALANCE SHEET

From December 31, 2002 to March 31, 2003, the company’s consolidated cash balance increased $1,833.6 million to $2,962.2 million and total debt increased $1,897.0 million to $5,014.8 million. These changes resulted in an increase in net debt of $63.4 million to $2,052.6 million. Net debt is defined as the difference between the consolidated cash balance and the consolidated debt balance of HUGHES.

In the first quarter of 2003, DIRECTV U.S. completed several financing transactions. On February 28, DIRECTV U.S. closed a $1.4 billion senior notes offering. The $1.4 billion senior notes were offered in a Rule 144A / Regulation S private placement and bear interest at an 8.375 percent annual rate, payable semi-annually. The notes will mature on March 15, 2013 and are callable on or after March 15, 2008. The notes are guaranteed by all of DIRECTV U.S.’ domestic subsidiaries. On March 6, DIRECTV U.S. closed senior secured credit facilities totaling $1.675 billion. The facilities consist of a $250 million five-year revolving credit facility, a $375 million five-year Term A loan and a $1.05 billion seven-year Term B loan. The Term A loan includes a $200 million delayed draw component. The facilities are secured by substantially all of DIRECTV U.S.’ assets and are guaranteed by all of DIRECTV U.S.’ domestic subsidiaries. Approximately $2.56 billion of the proceeds from the financing, after transaction fees, were paid to HUGHES in a distribution that was used to repay $506 million of outstanding short-term debt, and is expected to fund HUGHES’ business plan through projected cash flow breakeven and for HUGHES’ other corporate purposes.

Hughes Electronics Corporation is a unit of General Motors Corporation. The earnings of HUGHES are used to calculate the earnings attributable to the General Motors Class H common stock (NYSE:GMH).

A live webcast of HUGHES’ first quarter 2003 earnings call will be available on the company’s website at www.hughes.com. The call will begin at 2:00 p.m. ET, today. The dial in number for the call is (913) 981-5572. The webcast will be archived on the Investor Relations portion of the HUGHES’ website and a replay of the call will be available (dial in number: 719-457-0820, code: 644679) beginning at 8:00 a.m. ET on Tuesday, April 15 through Sunday, April 20, at 1:00 a.m. ET.

HUGHES FINANCIAL GUIDANCE

	Second Quarter 2003	Prior Full Year 2003	Revised Full Year 2003
HUGHES
Revenues	$2.25 – 2.3B	$9.3 – 9.5B	$9.5 – 9.6B
EBITDA	$250 – 300M	~$1.1B	$1.15 – 1.2B
Operating Profit/(Loss)	$(25) – 25M	~$0.0B	$50 – 100M
Cash Requirements[a]	N/A	$(200) – (300)M	~$(200)M
DIRECTV U.S.
Revenues	~$1,750M	~$7.1B	~$7.3B
EBITDA	~$225M	$800 – 850M	~$900M
Operating Profit	~$95M	$275 – 325M	~$375M
Net Subscriber Adds[b]	N/A	750 – 800K	800 – 850K
DIRECTV Latin America
Revenues	$125 – 150Mc	$550 – 600M	No Change[c]
EBITDA	$(30) – (50)Mc	$(50) – (75)M	No Change[c]
Operating Loss	$(80) – (100)Mc	$(250) – (275)M	No Change[c]
Hughes Network Systems
Revenues	$250 – 275M	$1.1 – 1.2B	No Change
EBITDA	$(10) – (20)M	Breakeven	No Change
Operating Loss	$(30) – (40)M	$(65) – (75)M	No Change
PanAmSat
Revenues	$200 – 212Md	$790 – 820M	$800 – 840Md
New Outright Sales and Sales- Type Leases	None[d]	None	None[d]
EBITDA	$145 – 155Md	$580 – 600M	No Change[d]
Operating Profit	$65 – 85Md	$250 – 300M	No Change[d]

a	Defined as cash flows from operating activities less cash flows from investing activities excluding any potential payments for the Boeing purchase price adjustment
b	Excludes subscribers in NRTC territories
c	Excludes the impact of any bankruptcy related charges or the impact of the announced transaction with News Corp.
d	Includes Hughes Global Services, which was formerly included in HUGHES’ consolidated guidance

NON-GAAP FINANCIAL RECONCILIATION SCHEDULE*

	First Quarter 2003 Actual	First Quarter 2002 Actual	Second Quarter 2003 Guidance	Prior Full Year 2003 Guidance	Revised Full Year 2003 Guidance
HUGHES
Operating Profit/(Loss)	$41.9M	$(87.7)M	$(25) – 25M	~$0.0B	$50 – 100M
Plus: Depreciation & Amortization	$263.1M	$252.2M	~$275M	~$1.1B	~$1.1B

EBITDA	$305.0M	$164.5M	$250 – 300M	~$1.1B	$1.15 – 1.2B

DIRECTV U.S.
Operating Profit	$106.0M	$8.6M	~$95M	$275 – 325M	~$375M
Plus: Depreciation & Amortization	$124.4M	$85.1M	~$130M	~$525M	~$525M

EBITDA	$230.4M	$93.7M	~$225M	$800 – 850M	~$900M

DIRECTV Latin America
Operating Loss	$(71)M	$(119)M	$(80) – (100)M	$(250) – (275)M	No Change
Plus: Depreciation & Amortization	$49M	$58 M	~$50M	~$200M	No Change

EBITDA	$(22)M	$(61)M	$(30) – (50)M	$(50) – (75)M	No Change

Hughes Network Systems
Operating Loss	$(39.8)M	$(48.5)M	$(30) – (40)M	$(65) – (75)M	No Change
Plus: Depreciation & Amortization	$17.6M	$18.0M	~$20M	$65 – 75M	No Change

EBITDA	$(22.2)M	$(30.5)M	$(10) – (20)M	~$0	No Change

PanAmSat
Operating Profit	$76.3M	$57.1M	$65 – 85M	$250 – 300M	No Change
Plus: Depreciation & Amortization	$72.3M	$94.0M	$80 – 70M	$330 – 300M	No Change

EBITDA	$148.6M	$151.1M	$145 – 155M	$580 – 600M	No Change

*	Additional DIRECTV U.S. non-GAAP financial reconciliation is included with the DIRECTV U.S. stand-alone financial statements included in this earnings release.

(1)	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is defined as operating profit (loss) plus depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total revenues. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with accounting principles generally accepted in the United States of America. HUGHES management uses EBITDA to evaluate the operating performance of HUGHES and its business segments, to allocate resources and capital to its business segments, and as a measure of performance for incentive compensation purposes. HUGHES believes EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is used as an analytical indicator of income generated to service debt and fund capital expenditures. In addition, multiples of current or projected EBITDA are used to estimate current or prospective enterprise value. HUGHES management believes that EBITDA is a common measure used to compare HUGHES’ operating performance and enterprise value to other communications, entertainment and media service providers. EBITDA does not give effect to cash used for interest payments related to debt service requirements. As a result, EBITDA does not reflect funds available for investment in the business of HUGHES, dividends or other discretionary uses. EBITDA and EBITDA margin as presented herein may not be comparable to similarly titled measures reported by other companies.

(2)	The discussion of financial results for DIRECTV U.S. reflects amounts included in the stand-alone financial statements of DIRECTV Holdings, LLC that are included later in this earnings release. In accordance with generally accepted accounting principles, certain items in the stand-alone financial statements of DIRECTV Holdings, LLC are required to be accounted for differently than in the financial results reported by HUGHES in Selected Segment Data pursuant to Statement of Financial Accounting Standards No. 131. For example, the DIRECTV U.S. EBITDA and operating profit results include approximately $3 million and $4 million of pension expense in the first quarter of 2002 and 2003, respectively, which HUGHES includes in “Eliminations and Other” for segment reporting purposes.

In connection with the proposed transactions announced on April 9, 2003, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and The News Corporation Limited (“News”) intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interest in the solicitation was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

###

HUGHES ELECTRONICS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND

AVAILABLE SEPARATE CONSOLIDATED NET INCOME (LOSS)

(Dollars in Millions)

(Unaudited)

	Three Months Ended March 31,
	2003	2002
Revenues
Direct broadcast, leasing and other services	$2,081.8	$1,844.6
Product sales	145.5	180.2

Total Revenues	2,227.3	2,024.8

Operating Costs and Expenses, Exclusive of Depreciation and Amortization Expense Shown Below
Broadcast programming and other costs	1,061.7	905.7
Cost of products sold	143.0	173.0
Selling, general and administrative expenses	717.6	781.6
Depreciation and amortization	263.1	252.2

Total Operating Costs and Expenses	2,185.4	2,112.5

Operating Profit (Loss)	41.9	(87.7)
Interest income	6.2	4.3
Interest expense	(80.5)	(76.3)
Other, net	(28.1)	(41.6)
Reorganization expense	(6.9)	—

Loss From Continuing Operations Before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change	(67.4)	(201.3)
Income tax benefit	24.2	76.5
Minority interests in net earnings of subsidiaries	(7.4)	(6.7)

Loss from continuing operations before cumulative effect of accounting change	(50.6)	(131.5)
Loss from discontinued operations, net of taxes	(0.3)	(24.9)

Loss before cumulative effect of accounting change	(50.9)	(156.4)
Cumulative effect of accounting change, net of taxes	—	(681.3)

Net Loss	(50.9)	(837.7)
Preferred stock dividends	—	(24.1)

Loss Used for Computation of Available Separate Consolidated Net Income (Loss)	$(50.9)	$(861.8)

Available Separate Consolidated Net Income (Loss)
Average number of shares of General Motors Class H Common Stock outstanding (in millions) (Numerator)	989.8	877.6
Average Class H dividend base (in millions) (Denominator)	1,381.9	1,301.2
Available Separate Consolidated Net Income (Loss)	$(36.5)	$(581.2)

HUGHES ELECTRONICS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Dollars in Millions)

	March 31, 2003	December 31, 2002
ASSETS	(Unaudited)
Current Assets
Cash and cash equivalents	$2,962.2	$1,128.6
Accounts and notes receivable	1,126.0	1,133.9
Contracts in process	123.8	165.9
Inventories	290.1	230.3
Deferred income taxes	84.6	97.7
Prepaid expenses and other	889.4	900.0

Total Current Assets	5,476.1	3,656.4
Satellites, net	4,912.2	4,922.6
Property, net	1,966.4	2,017.4
Goodwill, net	5,775.2	5,775.2
Intangible Assets, net	626.2	644.7
Net Investment in Sales-type Leases	155.8	161.9
Investments and Other Assets	762.3	706.9

Total Assets	$19,674.2	$17,885.1

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities
Accounts payable	$1,150.2	$1,039.0
Deferred revenues	173.2	166.4
Short-term borrowings and current portion of long-term debt	45.1	727.8
Accrued liabilities and other	1,185.6	1,269.9

Total Current Liabilities	2,554.1	3,203.1
Long-Term Debt	4,969.7	2,390.0
Other Liabilities and Deferred Credits	1,132.3	1,178.4
Deferred Income Taxes	530.2	581.2
Commitments and Contingencies
Minority Interests	563.7	555.3
Stockholder’s Equity	9,924.2	9,977.1

Total Liabilities and Stockholder’s Equity	$19,674.2	$17,885.1

Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes).

HUGHES ELECTRONICS CORPORATION

SELECTED SEGMENT DATA

(Dollars in Millions)

(Unaudited)

	Three Months Ended March 31,
	2003	2002
DIRECT-TO-HOME BROADCAST
Total Revenues	$1,847.9	$1,630.4
EBITDA (1)	$211.3	$(20.9)
EBITDA Margin (1)	11.4%	N/A
Operating Profit (Loss)	$38.3	$(164.0)
Operating Profit Margin	2.1%	N/A
Depreciation and Amortization	$173.0	$143.1
Capital Expenditures	$73.2	$124.6

SATELLITE SERVICES
Total Revenues	$199.8	$207.1
EBITDA (1)	$148.6	$151.1
EBITDA Margin (1)	74.4%	73.0%
Operating Profit	$76.3	$57.1
Operating Profit Margin	38.2%	27.6%
Depreciation and Amortization	$72.3	$94.0
Capital Expenditures	$33.1	$74.0

NETWORK SYSTEMS
Total Revenues	$247.4	$242.8
EBITDA (1)	$(22.2)	$(30.5)
Operating Loss	$(39.8)	$(48.5)
Depreciation and Amortization	$17.6	$18.0
Capital Expenditures	$54.1	$128.3

ELIMINATIONS and OTHER
Total Revenues	$(67.8)	$(55.5)
EBITDA (1)	$(32.7)	$64.8
Operating Profit (Loss)	$(32.9)	$67.7
Depreciation and Amortization	$0.2	$(2.9)
Capital Expenditures	$27.1	$19.0

TOTAL
Total Revenues	$2,227.3	$2,024.8
EBITDA (1)	$305.0	$164.5
EBITDA Margin (1)	13.7%	8.1%
Operating Profit (Loss)	$41.9	$(87.7)
Operating Profit Margin	1.9%	N/A
Depreciation and Amortization	$263.1	$252.2
Capital Expenditures	$187.5	$345.9

(1)	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is defined as operating profit (loss) plus depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total revenues. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with accounting principles generally accepted in the United States of America. HUGHES management uses EBITDA to evaluate the operating performance of HUGHES and its business segments, to allocate resources and capital to its business segments, and as a measure of performance for incentive compensation purposes. HUGHES believes EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is used as an analytical indicator of income generated to service debt and fund capital expenditures. In addition, multiples of current or projected EBITDA are used to estimate current or prospective enterprise value. HUGHES management believes that EBITDA is a common measure used to compare HUGHES’ operating performance and enterprise value to other communications, entertainment and media service providers. EBITDA does not give effect to cash used for interest payments related to debt service requirements. As a result, EBITDA does not reflect funds available for investment in the business of HUGHES, dividends or other discretionary uses. EBITDA and EBITDA margin as presented herein may not be comparable to similarly titled measures reported by other companies.

The Following Pages Reflect DIRECTV U.S.’ Financial Statements and

Other Data as a Stand Alone Entity

DIRECTV HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2003	2002
	(dollars in millions)
Revenues	$1,708.1	$1,465.8
Operating Costs and Expenses, exclusive of depreciation and amortization expense shown below
Programming and other costs	695.5	604.4
Subscriber service expenses	156.4	147.3
Subscriber acquisition costs:
Third party customer acquisitions	325.0	368.2
Direct customer acquisitions	55.8	22.9
Retention, upgrade and other marketing costs	93.8	77.6
Broadcast operations expenses	33.9	30.9
General and administrative expenses	117.3	120.8
Depreciation and amortization expense	124.4	85.1

Total Operating Costs and Expenses	1,602.1	1,457.2

Operating Profit	106.0	8.6
Interest expense, net	(29.2)	(28.1)
Other loss, net	(1.1)	(0.2)

Income (Loss) Before Income Taxes	75.7	(19.7)
Income tax benefit (expense)	(28.4)	7.3

Net Income (Loss)	$47.3	$(12.4)

DIRECTV HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

	March 31, 2003	December 31, 2002
	(Unaudited)
	(dollars in millions)
ASSETS
Current Assets
Cash and cash equivalents	$273.8	$14.1
Accounts receivable, net of allowances	466.9	506.7
Inventories, net	78.2	62.6
Prepaid expenses and other	490.9	545.8

Total Current Assets	1,309.8	1,129.2
Satellites, net	1,019.0	1,011.3
Property, net	786.2	838.6
Goodwill, net	2,888.5	2,888.5
Intangible Assets, net	605.2	623.7
Investments and Other Assets	106.3	87.3

Total Assets	$6,715.0	$6,578.6

LIABILITIES AND OWNER’S EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$1,204.6	$1,139.2
Unearned subscriber revenue	162.7	156.6
Current portion of long-term debt	10.5	—

Total Current Liabilities	1,377.8	1,295.8
Long-Term Debt	2,614.5	—
Other Liabilities and Deferred Credits	446.6	477.6
Deferred Income Taxes	269.6	246.7
Commitments and Contingencies	—	—
Owner’s Equity
Capital stock and additional paid-in capital	2,782.9	5,385.1
Accumulated deficit	(776.4)	(823.7)

Subtotal Owner’s Equity	2,006.5	4,561.4

Accumulated Other Comprehensive Loss
Accumulated unrealized losses on securities	—	(2.9)

Total Owner’s Equity	2,006.5	4,558.5

Total Liabilities and Owner’s Equity	$6,715.0	$6,578.6

DIRECTV HOLDINGS LLC

Non-GAAP Financial Reconciliation and Other Data

(Unaudited)

Pre-Marketing Margin Reconciliation to Operating Profit

	For the Quarter Ended March 31,		Guidance Full Year 2003
	2003	2002
	(dollars in millions)
Operating profit	$106.0	$8.6	~$	375
Add back: Subscriber acquisition costs
Third party customer acquisitions	325.0	368.2		**
Direct customer acquisitions	55.8	22.9		**
Depreciation and amortization expense	124.4	85.1		**
Retention, upgrade and other marketing costs	93.8	77.6		**

Subtotal	599.0	553.8		~2,545

Pre-marketing margin*	$705.0	$562.4	~$	2,920

Pre-marketing margin as a percentage of revenue*	41.3%	38.4%		~40%

Other Data

	For the Quarter Ended March 31,
	2003	2002
	(dollars except where noted)
Average monthly revenue per subscriber (ARPU)	$59.10	$56.70
Average monthly subscriber churn— %	1.5%	1.6%
Average subscriber acquisition costs (SAC)	$545	$510
Total number of subscribers—platform (000’s)	11,421	10,544
Total owned and operated subscribers (000’s)	9,768	8,793

(*) Pre-marketing margin is a measure of profitability before subscriber acquisition costs; retention, upgrade and other marketing costs; and depreciation and amortization. Pre-marketing margin is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with accounting principles generally accepted in the United States of America. HUGHES and DIRECTV U.S. management use pre-marketing margin to aid in the evaluation of DIRECTV U.S.’ operating performance. HUGHES and DIRECTV U.S. believe pre-marketing margin is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Pre-marketing margin is used as an additional analytical indicator of profitability. HUGHES and DIRECTV management believe that pre-marketing margin is a common measure used to compare DIRECTV U.S.’ operating performance to other multi-channel video providers. Pre-marketing margin does not reflect funds available for investment in the business of DIRECTV, dividends or other discretionary uses. Pre-marketing margin as presented herein may not be comparable to similarly titled measures reported by other companies.

(**) No individual guidance provided.